Filed pursuant to Rule 433

Registration No. 333-151522

August 17, 2009

M	acroShares Major Metro Housing trading was	UMM: $22.24 (-$1.91, -7.9%)
	considerably less volatile this week, as no major macroeconomic news hit the tape.	DMM: $27.50 (+$1.95, 7.6%)
Average Daily Volume: 17,978 combined
UMM and DMM traded in tighter ranges than previous
weeks
Implied HPA: +3.90%
• UMM hit its lowest level in three weeks, closing the
	week at $22.24.	The market is anticipating that the S&P/Case-Shiller
	• DMM increased almost $2 this week, trading	Composite-10 Index will rise to 160.33 by August
	between $25 and $28.	2014 from 151.00 today (reﬂects data through May
2009).
Last week’s market movers
	MBA Mortgage Apps (8/12): -3.5% (+4.4% last wk.)	“I don’t think it’s going to happen, but
FOMC Rate Decision (8/12): UNCH (0.25%)
	CPI (8/14): 0.0% (v. 0.0% est.)	we could get a second wave down.”

This week’s housing market indicators
	8/17 – NAHB Survey	-Bob Toll
	8/18 – Housing Starts	August 12, 2009
8/18 – Building Permits
8/21 – Existing Home Sales
Source: Bloomberg
Chart of the Week: 3x Short Home Prices (DMM) v. 2x Short REITs (SRS)
Sice DMM’s Inception

	Major Metro Housing : Market Recap	© MacroMarkets 2009

Contacts

For general inquiries or for more information, please visit www. MacroMarkets.com or call   888-9House5   (888-946-8735)

For press inquiries, please contact Diane Masucci at 973-889-1973 x 103

For general inquiries or for more information, please visit www. MacroMarkets.com or call  888-9House5  (888-946-8735)

For press inquiries, please contact Diane Masucci at 973-889-1973 x 103

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. You may obtain a written prospectus by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MacroShares Housing Depositor, LLC, will arrange to send you the prospectus if you request by calling toll-free 888-9House5.

Important Risks

This Information does not represent an offer to sell securities of the MacroShares Trusts and it is not soliciting an offer to buy securities of these Trusts. There can be no assurance that the Trusts will achieve their investment objectives. An investment in the MacroShare Trusts involves significant risks, including the risk of loss of substantially all of your investment. There is no guarantee as to the amount of any quarterly distribution or the amount of the final distribution to shareholders. You should review the risk factors in the prospectus prior to investing in a MacroShares Trust.

Fluctuations in the underlying value of a MacroShares Trust and other factors may affect the market price of your MacroShares investment. An investment in a MacroShares Trust will not resemble a direct investment in the asset being tracked. The price of the asset being tracked by a MacroShares Trust may be volatile. It may be difficult to predict whether in the long-term the price of the asset being tracked will reflect a generally upward or downward trend. There are risks associated with investing in a product linked to a benchmark.

Additional Information about MacroShares can be found at www.macroshares.com

Major Metro Housing : Market Recap

© MacroMarkets 2009